UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42027

mF International Limited

Unit 1801, Fortis Tower, 77-79 Gloucester Road,

Wan Chai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Departure of an Officer

On March 10, 2025, Ms. Sui Yee Yeung tendered her resignation as the Chief Financial Officer (“CFO”) of mF International Limited (the “Company”) with immediate effect. Ms. Sui Yee Yeung has advised the Company that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

In addition, on March 10, 2025, Ms. Sui Yee Yeung notified the Company of her resignation as the CFO of m-FINANCE Limited, a wholly-owned subsidiary of the Company, with her last working day with m-FINANCE Limited to be September 9, 2025, in accordance with the employment contract entered between m-FINANCE Limited and Ms. Sui Yee Yeung.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: March 14, 2025	By:	/s/ Chi Weng Tam
	Name:	Chi Weng Tam
	Title:	Chief Executive Officer and Executive Director

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